STEEL JUPITER, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 and

FOR THE PERIOD FROM FEBRUARY 25, 2021(INCEPTION) THROUGH DECEMBER 31, 2021

STEEL JUPITER, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 and
FOR THE PERIOD FROM FEBRUARY 25, 2021(INCEPTION) THROUGH DECEMBER 31, 2021

Table of Contents



1400 N. Providence Rd., Rosetree Building 2, Suite 2000E, Media, PA 19063
Phone: 610.544.5900 | Fax: 610.544.7455 | www.brinkersimpson.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Steel Jupiter, Inc.
Wayne, Pennsylvania

We have reviewed the accompanying financial statements of Steel Jupiter, Inc. (a corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year ended December 31, 2022 and for the period from February 25, 2021 (inception) through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Steel Jupiter, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Brinker Simpson & Company, LLC

Brinker Simpson & Company, LLC
Media, Pennsylvania
May 12, 2023

STEEL JUPITER, INC.
BALANCE SHEETS

"Unaudited"

	As of December 31, 2022	As of December 31, 2021
Assets		
Current Assets		
Cash	$ 395	$ 88,199
Total Current Assets	395	88,199
Property and equipment, net	392,483	414,072
Operating lease right-of-use assets, net	456,111	-
Total Assets	$ 848,989	$ 502,271
Liabilities and Stockholders' Deficit		
Current Liabilities		
Accounts payable and accrued expenses	$ 1,928,716	$ 79,012
Wages and taxes payable	50,486	-
Operating lease liabilities – current	95,709	-
Related party payables – current	602,749	155,495
Total Current Liabilities	2,677,660	234,507
Related party payables – non-current	319,756	319,756
Operating lease liabilities – non-current	408,758	-
Total Liabilities	3,406,174	554,263
Stockholders' Deficit		
Preference shares, $0.001 par value; 1,000,000 and 2,000,000 shares authorized at December 31, 2022 and December 31, 2021 respectively; none issued and outstanding	-	-
Common shares, $0.001 par value; 11,000,000 and 10,000,000 shares authorized at December 31, 2022 and December 31, 2021 respectively; 9,910,000 issued and outstanding at December 31, 2022 and December 31, 2021, respectively	9,910	9,910
Additional paid-in capital	2,907,241	1,924,804
Accumulated deficit	(5,474,336)	(1,986,706)
Total Stockholders' Deficit	(2,557,185)	(51,992)
Total Liabilities and Stockholders' Deficit	$ 848,989	$ 502,271

See accompanying notes to financial statements and independent accountant's review report.

"Unaudited"

STEEL JUPITER, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the Period from February 25, 2021 (inception) through December 31, 2021
General and administrative expenses	$ 2,082,737	$ 1,070,497
Depreciation and amortization	111,809	28,572
Research and development	1,284,792	887,637
Loss from operations	(3,479,338)	(1,986,706)
Interest expense	8,292	-
Net loss	$ (3,487,630)	$ (1,986,706)

See accompanying notes to financial statements and independent accountant's review report.

4

STEEL JUPITER, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance – February 25, 2021	-	$ -	$ -	$ -	$ -
Issuance of shares of common stock	9,910,000	9,910	1,924,804	-	1,934,714
Stock based compensation	-	-	-	-	-
Exercise of stock options	-	-	-	-	-
Net loss	-	-	-	(1,986,706)	(1,986,706)
Balance - December 31, 2021	9,910,000	9,910	1,924,804	(1,986,706)	(51,992)
Additional paid in capital contributions	-	-	982,437	-	982,437
Stock based compensation	-	-	-	-	-
Exercise of stock options	-	-	-	-	-
Net loss	-	-	-	(3,487,630)	(3,487,630)
Balance - December 31, 2022	9,910,000	$ 9,910	$ 2,907,241	$ (5,474,336)	$ (2,557,185)

See accompanying notes to financial statements and independent accountant's review report.

STEEL JUPITER, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the period from February 25, 2021 (inception) through December 31, 2021
Cash flows from operating activities:		
Net loss	$ (3,487,630)	$ (1,986,706)
Adjustments to reconcile net loss to net cash used by operations:		
Depreciation expense	46,553	28,572
Accounts payable and accrued expenses	1,849,704	79,012
Operating lease right-of-use liabilities, net	456,113	—
Operating lease right-of-use-assets, net	(456,111)	—
Non-cash lease expense	48,354	—
Payroll wages and payroll taxes payable	50,486	—
Total adjustments to reconcile net loss to net cash used by operations	1,995,099	107,584
Net cash used by operating activities	(1,492,531)	(1,879,122)
Cash flows from investing activities:		
Purchase of property and equipment	(24,964)	(442,644)
Net cash used by investing activities	(24,964)	(442,644)
Cash flows from financing activities:		
Proceeds from related party payables, net of repayments	447,254	475,251
Proceeds from issuance of ordinary shares	982,437	1,934,714
Net cash provided by financing activities	1,429,691	2,409,965
Net change in cash	(87,804)	88,199
Cash at beginning of period	88,199	—
Cash at end of period	$ 395	$ 88,199

See accompanying notes to financial statements and independent accountant's review report.

1.   Description of Business

Steel Jupiter Inc. (the "Company") was incorporated in Delaware on February 25, 2021. At the time of its incorporation, it was assigned certain assets and liabilities from Steel Jupiter, LLC, a related party.

The Company is focused on improving indoor air quality by commercializing a proprietary coating technology that collapses virus and bacteria droplets onto coated fibers of mask, respirator, or air filtration media, trapping viruses in the fibers regardless of their size. The coating technology offers a low-cost alternative to expensive melt-blown media and other technology currently available in high-efficacy PPE such as N95 masks. The Company aims to distribute this coating around the world to improve global pandemic preparedness and improve indoor air quality while making the device easily accessible and affordable. Steel Jupiter has conducted rigorous testing on this technology in lab and as-built environments. As of December 31, 2022, the Company had not generated any revenue or inventory for sale as the Company awaits Environmental Protection Agency (EPA) approval of proprietary technology.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

Risks and Uncertainties

The Company is seeking approval from the EPA for its new device. The approval process involves uncertainties and risks, including the possibility of delays, increased costs, and the potential for the EPA to deem the proprietary coating a "product" under the Federal Insecticide Fungicide Rodenticide Act (FIFRA), creating a lengthier path to market. The Company cannot predict the outcome or timing of the EPA's decision or the impact of any potential delays.

The Company's ability to achieve its planned operating results, including generating revenue from the sale of its device, is dependent upon obtaining EPA approval in a timely manner. If the Company is unable to obtain approval or if approval is significantly delayed or conditioned, it could materially and adversely affect the Company's business, financial condition, and results of operations.

The Company is committed to working with the EPA to obtain approval as quickly as possible, and management is monitoring the approval process closely. However, there can be no assurance that the EPA will grant approval in a timely manner. If the Company is unable to obtain approval or experiences significant delays, it may need to revise its business plan and strategy, which could result in additional costs and delays.

In addition, there may be other risks and uncertainties associated with the Company's business, including risks related to competition, changes in regulations, and the ability to attract and retain key personnel. The Company cannot predict the impact of such risks and uncertainties, which could materially and adversely affect the Company's business, financial condition, and results of operations.

Going Concern

The Company has incurred losses from operations since inception and has an accumulated deficit of $5.5 million as of December 31, 2022. The Company expects operating losses and negative cash flows to continue at significant levels in the near future as it continues its performance testing and development of in-house programs. Without additional funding, the Company believes it will not have sufficient funds to meet its obligations within the next twelve months from the date of issuance of these financial statements. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to continue to fund its operations through seeking external financing or partnership; however, there can be no assurances that such partnerships or financing will be available to the Company on satisfactory terms, or at all. As such, under the requirements of Accounting Standard Codification ("ASC") 205-40, management may not consider the potential for future capital raises and partnership revenue in its assessment of the Company's ability to meet its obligations for the next twelve months. If the Company is unable to obtain funding, the Company would be forced to delay, reduce or eliminate its research and development programs, which could adversely affect its business prospects, or the Company may be unable to continue operations.

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company's most significant estimates relate to the assumptions used to determine the useful life and recoverability of property and equipment. Estimates are evaluated on an on-going basis; however, actual results may differ from the Company's estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $395 and $88,199 as of December 31, 2022 and December 31, 2021, respectively.

Concentration of Credit Risk

Financial instruments that *potentially* subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.

Research and Development

Research and development expenses include all operating expenses supporting the process in development. These costs include payroll and benefits, which includes stock-based compensation, for research and development employees, consulting expenses, licensing fees, manufacturing costs to produce clinical trial materials, clinical research costs, and data and study acquisition costs. The costs incurred in establishing and maintaining patents are expensed as incurred. The Company incurred Research and Development costs of $1,284,792 and $887,637 during the year ended December 31, 2022 and the period from February 25, 2021 (inception) through December 31, 2021, respectively.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Major expenditures for property and equipment and those which substantially increase the useful lives of assets are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold, retired, or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and any resulting gains or losses included in other income or expense in the accompanying Statements of Operations.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of 10 years for equipment.

Impairment of Long-Lived Assets

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining useful lives of long lived assets may require revision, or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset grouping to be tested for possible impairment, the Company compares undiscounted cash flows expected to be generated by the asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recorded to the extent the asset's carrying value exceeds its fair value. Fair value would typically be determined based upon the asset's estimated discounted cash flows. No assets were determined to be impaired for the years ended December 31, 2022 and 2021.

Selling, General and Administrative Costs

Selling, general and administrative expenses include payroll, employee benefits, stock-based compensation, and other headcount-related expenses associated with finance, business operations and non-research and development personnel resources and general and overhead costs of the business including allocated rent and related facilities and maintenance costs and legal, accounting and other professional fees.

Recently Adopted Accounting Pronouncements

Lease Accounting. In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, and additional changes, modifications, clarifications or interpretations related to this guidance thereafter, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. Lessor accounting remains mainly consistent with current guidance. The new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the Statements of Operations. The new standard is effective for the Company January 1, 2022, with early adoption permitted. The standard requires a modified retrospective transition approach, applying the new standard to all leases existing at the date of initial application. The adoption of this standard did not have a significant impact on the Company's financial statements as the Company did not enter into any operating leases until May 2022.

3. Property and Equipment

Property and equipment consisted of the following:

| | As of December 31, | | | |
	2022		2021	
Equipment	$	467,608	$	442,644
Accumulated depreciation		(75,125)		(28,572)
Equipment, net	$	392,483	$	414,072

The Company's equipment is comprised of machinery that is fit together in such a way as to form an assembly line piece of machinery. This assembly line was first put into service in April 2021. Prior to being put into service and prior to the Company's inception, Steel Jupiter, LLC, an affiliate, incurred costs for equipment that formed part of this assembly line. At its inception, the Company was assigned that equipment purchased on its behalf in the amount of $155,185.

Depreciation expense for the year ended December 31, 2022 and the period from February 25, 2021 (inception) through December 31, 2021 was $46,553 and $28,572, respectively.

4. Stockholders' Deficit

As of December 31, 2021, the Company was authorized to issue 12,000,000 shares of all classes of stock at a par value of $0.001 per share, consisting of 10,000,000 shares of common stock and 2,000,000 shares of preferred stock. On November 11, 2022, the Company's board of directors voted to approve the change of the authorized composition of common and preferred stock to 11,000,000 shares of common stock and 1,000,000 shares of preferred stock for a total of 12,000,000 shares of all classes of stock as of December 31, 2022 at a par value of $0.001 per share.

Common Stock

Voting Rights - Each holder of shares of Common Stock shall be entitled to attend all special and annual meetings of the stockholders of the Company and to vote (except any class or series of stock having special voting rights), to cast one vote for each outstanding share of common stock so held upon any matter.

Issuances - As of December 31, 2022 and 2021, the Company had issued an outstanding number of 9,910,000 common shares.

Preferred Shares

As of December 31, 2022 and 2021, the Company had not issued any preferred stock.

Common Shares Reserved for Issuance

In November 2022, the Company had reserved One Million (1,000,000) shares for purposes of a stock option plan ("the Plan"). This is the maximum number of shares that may be issued in respect of awards under the Plan. As of December 31, 2022, the Company has not issued any stock option plans.

Preferential Voting Privileges

As stated in the shareholder's agreement, so long as Carlos Tellez (majority owner and President) owns any shares of stock in the Corporation, Tellez shall have the right to appoint one designee to the Board (the "Tellez Director"). For as long as Tellez or his permitted transferee of stock holds at least 40% of the outstanding voting stock of the Corporation on a fully diluted basis (excluding any convertible notes as may be issued), the Tellez Director will hold a majority of the votes of the Board and the Tellez Director shall have five votes for all matters submitted to the Board.

5. **Leases**

Operating Leases

The Company leases warehouse space in Arizona under a non-cancelable operating lease agreement. The lease was commenced on May 1, 2022 for a term of 66 months expiring on October 31, 2027. Minimum rent payments begin November 1, 2022. The adoption of FASB ASC 842, *Leases*, resulted in the recognition of an operating lease right-of-use asset, net of prepaid lease payments and lease incentives, of $456,111 and an operating lease liability of $504,467 as of December 31, 2022.

The Company made the accounting policy election to use the risk-free rate of a comparable period to the lease term to calculate the operating lease asset and liability. The weighted average discount rate as of December 31, 2022 was 1.37%.

Lease expense incurred under this lease agreement for the year ended December 31, 2022 was $65,256. For the year ended December 31, 2022, operating cash outflows related to the operating lease was $16,900.

As of December 31, 2022, maturities of lease liabilities on an undiscounted cash flow basis were as follows:

2023	$ 101,907
2024	104,964
2025	108,113
2026	111,357
2027	95,105
Total lease payments	521,446
Less: Interest	(16,979)
Total lease liability	504,467
Current portion of lease liability	95,709
Non-current portion of lease liability	$ 408,758

6. **Commitments and Contingencies**

The Company may be involved in various legal actions and claims arising in the normal course of business. In accordance with applicable accounting standards, the Company establishes an accrued liability for loss contingencies related to legal matters when the loss is both probable and reasonably estimable. If a loss is not probable or a probable loss is not reasonably estimable, no liability is recorded. As of December 31, 2022 and 2021, the Company was not party to any litigation that would, with at least reasonable possibility, cause it to incur a loss.

7. **Related Parties**

At December 31, 2022 and 2021, the related party payable balance was $922,505 and $475,251, respectively, comprised as shown in the table below:

		As of December 31,	
Related Party	**Description**	**2022**	**2021**
Founder	Expenses paid on behalf of Company	$ 344,457	$ 155,495
Investor	Loan	258,292	—
Affiliate	Expenses paid on behalf of the Company	319,756	319,756
Total		$ 922,505	$ 475,251

Founder Expenses

Founder expenses are Company expenses that were paid for by the Company's founder on behalf of the Company. As these amounts are beyond the Founder's paid-in-capital amounts, they are to be reimbursed to the founder within the upcoming year.

Investor Loan

In September 2022 the Company was issued a loan from an investor in the amount of $250,000. The loan is subject to a service fee of $12,500. The loan and service fee are due to the investor on February 16, 2023. As the maturity date has passed, these amounts are now due on demand. The Company's Founder has personally guaranteed this amount and will pay it on the Company's behalf should the lender request payment and the Company is not able to provide it at the time requested.

Affiliate Expenses

The Company was incorporated on February 25, 2021. Prior to that, certain activities in support of the Company were conducted by, and paid on behalf of, the Company. These activities primarily involved the purchase of machinery and certain research and development expenses. All assets were assigned to the Company at its inception and all expenses paid in advance of inception are due to the affiliate upon their request at a future date.

8.   Subsequent Events

The Company has evaluated subsequent events through May 12, 2023, the date on which these financial statements were available to be issued.

On February 3, 2023, the Company received $500,000 from an investor. On February 22, 2023, the Company received $25,000 from an investor. These invested funds were used to pay down the Company's outstanding debt and payables.

On April 28, 2023, the manufacturing process for the Zinnia product was considered complete and ready to be scaled once approval from the EPA is attained.

On May 1, 2023, the US Patent and Trade Office issued the Company approval for issuance of a patent of its product related to the application of the technology to masks, respirators and wearable garments.

On May 10, 2023, $357,150 of expenses paid by the Founder was converted to 357,150 common shares in the Company.